Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 7 DATED MAY 12, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update certain disclosures appearing on the cover page of the Offering Circular;
•	Update the timing of announcing the NAV per share and updating the per share purchase price for our common shares;
•	Update our potential investments;
•	Update our share repurchase program;
•	Update our minimum investment; and
•	Update information regarding our portfolio.

Declaration of Distributions

On May 12, 2017, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on May 31, 2017.  The distribution will be paid on or about June 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning May 1, 2017 and ending May 31, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Cover Page Disclosure

The following information replaces the table on the cover page of the Offering Circular:

	Per Share	Total (2)
Public Offering Price(1)	$10.00	$50,000,000
Underwriting Discounts and Commissions(3)	$0.12	$560,000
Underwriting Discounts and Commissions Funded by Sponsor(3)	$(0.12)	$560,000
Proceeds to the Company from this Offering to the Public (Before Expenses)	$10.00	$50,000,000
Proceeds to the Company from the Private Placement to our Sponsor (Before Expenses)	$10.00	$2,500
Total Proceeds to the Company (Before Expenses)	$10.00	$50,002,500

(1)

The price per share shown was arbitrarily determined by our Manager and will apply until September 30, 2017.  Thereafter, our price per share will be adjusted every fiscal quarter and will be based on our net asset value (”NAV”) as of the end of the prior fiscal quarter.

(2)	This is a “best efforts” offering. See “How to Subscribe”.
(3)

Neither we nor investors in this offering will pay upfront selling commissions in connection with the purchase of our common shares.  Instead, Realty Mogul, Co. will fund our Sponsor in order to pay these upfront selling commissions to the applicable broker-dealer executing the sale.  The estimated total dollar amount of such selling commissions reflects the fact that the Sponsor paid upfront selling commissions in an amount up to 0.33% from August 15, 2016 to November 27, 2016, and 1.0% from November 28, 2016 to January 11, 2017.  Beginning January 12, 2017, our Sponsor pays upfront selling commissions in an amount up to 1.2%.  Additionally, we will reimburse our Manager for actually incurred, third-party offering costs, which are not expected to exceed $1,450,000, and third-party organization costs, which are not expected to exceed $50,000, but we are under no obligation to do so before December 31, 2017. With respect to offering costs, on a quarterly basis, the Company expects to reimburse our Manager for offering costs actually incurred at a rate equal to the aggregate proceeds raised in this offering as of the end of the prior quarter divided by the maximum offering amount of $50,000,000 (excluding any reimbursements made in previous quarters).  With respect to organization costs, the Company will not reimburse our Manager for such costs until the Company has raised $1,000,000 in this offering.  Once $1,000,000 has been raised in this offering, the Company expects to reimburse our Manager for all organization costs incurred.  See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager. Additionally, see “Plan of Distribution” for additional items of compensation received by the broker-dealers involved in this offering.

Net Asset Value Per Share and Revision to Per Share Purchase Price

The following information supersedes and replaces the last paragraph on the second cover page of the Offering Circular:

We are offering to the public up to $50,000,000 in our common shares including any shares that may be sold pursuant to our distribution reinvestment plan, which represent limited liability company interests in the Company.  We expect to offer common shares in this offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.  Through September 30, 2017, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager.  Thereafter, approximately 30 days after the end of the prior fiscal quarter, the per share purchase price will be adjusted, and will equal the net asset value per share calculated as of the close of business on the last day of the prior fiscal quarter.  For example, on or about October 30, 2017, the purchase price of shares will be updated to reflect the new net asset value per share calculated as of the close of business on September 30, 2017.  Beginning on or about October 30, 2017, our website, www.realtymogul.com, will identify the current per share purchase price. Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What is the purchase price for the Company’s common shares?”:

Q:       What is the purchase price for the Company’s common shares?

A:         Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares through September 30, 2017.  Thereafter, approximately 30 days after the end of the prior fiscal quarter, the per share purchase price will be adjusted, and will equal the net asset value per share calculated as of the close of business on the last day of the prior fiscal quarter. For example, on or about October 30, 2017, we will announce the NAV per share calculated as of the close of business on September 30, 2017, on our website, www.realtymogul.com, and will update the per share purchase price to reflect the new NAV per share.  Any subscriptions that we receive prior to our announcement of a new quarterly NAV per share and the new per share purchase price will be executed at the price per share in effect on the date the subscription is received.  We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.  See “Description of Our Common Shares—Quarterly NAV Share Price Adjustments” for more details. Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Shares — Quarterly NAV Share Price Adjustments” and similar disclosure appearing in the section of our Offering Circular captioned “Offering Summary”:

Quarterly NAV Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares through September 30, 2017. Thereafter, approximately 30 days after the end of the prior fiscal quarter, the per share purchase price will be adjusted, and will equal the net asset value per share calculated as of the close of business on the last day of the prior fiscal quarter. For example, on or about October 30, 2017, we will announce the NAV per share calculated as of the close of business on September 30, 2017, prior to giving effect to any share purchases or repurchases to be effected on September 30, 2017. Common shares sold pursuant to our distribution reinvestment plan will be sold at different prices. See “Description of Our Common Shares ─ Distribution Reinvestment Plan” for additional information.

While this offering is ongoing, after October 1, 2017, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for the following three month period, which we refer to as the pricing supplement.  Additionally, we will identify the current per share purchase price on our website, www.realtymogul.com.  Our website will also contain this offering circular, including any supplements and amendments.  As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our

NAV.  We will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per share to change by 5% or more from the last disclosed NAV.  While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per share information provided on our website.  We will also use that updated NAV per share as the offering price until we subsequently announce an updated per share offering price.

Any subscriptions that we receive prior to our announcement of a new quarterly NAV per share and the new per share purchase price will be executed at the price per share in effect on the date the subscription is received.  Thus, even if settlement occurs following the announcement of a new per share offering price, the purchase price for the shares will be the price in effect at the time the subscription was received.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

Pensacola Marketplace – Pensacola, FL

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $1,025,000 mezzanine financing (“Mezzanine Debt”).  If we choose to acquire the Mezzanine Debt, we will pay Realty Mogul Commercial Capital, Co. (i) $1,025,000 less any principal payments it has received since making the investment and (ii) any accrued but unpaid interest on the loan.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The borrower intends to use the loan and other sources of capital to refinance a CMBS loan, associated defeasance and transaction costs. The Mezzanine Debt relates to a property located in Pensacola, Florida. The property was built in 2007 and is a 49,768 square foot anchored retail center and is 100% leased to three national tenants, Ross Dress for Less, Office Depot, and T-Mobile. The property is located adjacent to Lowe’s and across from Home Depot and Walmart. In December 2016, an independent appraiser appraised the property for $4.7 million ($94/SF).

The Mezzanine Debt, which represents approximately 30% of the total planned financing, has a fixed interest rate of 9.75% and a term of 5 years. The sponsor of the transaction has more than six decades of real estate experience and has transacted more than $4.25 billion across a range of asset classes and geographic markets, with a proven track record of profitability.

Share Repurchase Program

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Share Repurchases—Will I have the opportunity to redeem my common shares?

Q:Will I have the opportunity to redeem my common shares?

A:Yes.  While you should view your investment in our shares as a long-term investment with limited liquidity, we have adopted a share repurchase program whereby shareholders may require that we repurchase up to 25% of their shares quarterly while this offering is ongoing.  We also may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”). For ordinary repurchases, the amount we will pay to repurchase your shares will depend upon how long a shareholder requesting redemption has held his or her shares (the “Effective Repurchase Rate”), as follows:

Exception repurchases are not subject to any discount associated with the amount of time shares were held and will be repurchased at 100% of the applicable price per share. For all other repurchases, we will repurchase the shares at the lower of the price the shareholder paid for his or her shares or the most recent NAV, multiplied by the Effective Repurchase Rate.  The repurchase rates at which we will repurchase shares are presented in the table below.

Share Repurchase Anniversary (Year)	Effective Repurchase Rate
Less than 1 year	0% (Lock-up)
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

Any fee charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price (the “Repurchase Cost”). Accordingly, shareholders who present shares for repurchase will be paid an amount calculated as set forth above, minus the Repurchase Cost.

There is no regular trading market for our shares.  We do not expect that a regular trading market will develop unless we list our shares on a national securities exchange and we currently do not intend to list our shares.  Further, following the conclusion of this offering, our Manager may in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend, or terminate the share repurchase program include (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason.  See “Description of Our Common Shares—Quarterly Share Repurchase Program” for more details.

The following information supersedes and replaces the section of the Offering Circular captioned “Description of Our Common Shares — Quarterly Share Repurchase Program” and similar disclosure appearing in the section of the Offering Circular captioned “Offering Summary”:

Quarterly Share Repurchase Program

While you should view your investment as long-term, we have adopted a share repurchase program, whereby shareholders may require that we repurchase up to 25% of their shares quarterly while this offering is ongoing.

Our shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have adopted a share repurchase program that may enable you to sell your shares of common stock to us in limited circumstances.

Shareholders may present for repurchase all or a portion of their shares to us in accordance with the procedures outlined herein. Upon such presentation, we may, subject to the conditions and limitations described below, repurchase the shares presented to us for cash subject to the availability of cash to fund such repurchase, which will be determined by our Manager, in its full discretion.

In the event there are not enough funds to honor all requested share repurchases, we will use the funds available and honor the repurchase requests on a pro-rata basis.

We will not pay the Manager or its affiliates any fees to complete any transactions under our share repurchase program.

We may make repurchases upon the death of a shareholder (referred to as “exception repurchases”; all other repurchases are referred to as “ordinary repurchases”). For ordinary repurchases, the Effective Repurchase Rate will depend upon how long a shareholder requesting redemption has held his or her shares. Exception repurchases are not subject to any discount associated with the amount of time the shares were held and will be repurchased at 100% of the most recent NAV per share. For all other repurchases, we will repurchase the shares at the lower of the price the shareholder paid for his or her shares or the most recent NAV, multiplied by the Effective Repurchase Rate. The repurchase rates at which we will repurchase shares are presented in the table below.

Share Repurchase Anniversary (Year)	Effective Repurchase Rate
Less than 1 year	0% (Lock-up)
1 year until 2 years	98%
2 years until 3 years	99%
3 or more years	100%
Death (Exception Repurchases)	100%

Any Repurchase Cost charged to the Company by a third party in connection with a repurchase will be deducted from the total repurchase price. Accordingly, shareholders who present shares for repurchase will be paid an amount calculated as set forth above, minus the Repurchase Cost.

At any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per share offering price.

It should be noted that the difference between 100% and the Effective Repurchase Rate, if any, is not paid to the Manager, its affiliates or any other party. That amount remains in the Company as cash.

For purposes of determining the time period a shareholder has held each share, the time period begins as of the date the shareholder acquired the share. As described above, the shares owned by a shareholder may be repurchased at different prices depending on how long the shareholder has held each share submitted for repurchase.

Repurchase of our common shares will be made quarterly upon written request to us at least 30 days prior to the end of the applicable quarter, which we refer to as the repurchase date. Shareholders may withdraw their repurchase request any time prior to the repurchase date. If we agree to honor a repurchase request, the common shares to be repurchased  will cease to accrue distributions or have voting rights as of the repurchase date. If we are unable to honor a repurchase request, you can (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchase can be made pursuant to the limitation of the repurchase program when sufficient funds are available.

In the initial twelve months of this offering, we intend to limit the number of shares to be repurchased during a quarter to 1.25% of the weighted average number of common shares outstanding since the commencement of the offering.  After this offering has been ongoing for twelve months and while it is still ongoing, we intend to limit the number of shares to be repurchased during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year).  During the period that this offering is ongoing, all shareholders who have held their shares for at least six months may require us to repurchased up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above.  Once we have concluded this offering, we intend to evaluate share repurchase levels on a quarterly basis depending on our available cash.

In addition, following the conclusion of this offering, our Manager may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, (v) or for any other reason.  Following the conclusion of this offering, our Manager may also, in its sole discretion, decline any particular share repurchase request if it believes such action is necessary to preserve our status as a REIT (for example, if a repurchase request would cause a non-repurchasing shareholder to violate the ownership limits in our LLC Agreement or if a repurchase constitutes a “dividend equivalent repurchase” that could give rise to a preferential dividend issue).  Therefore, you may not have the opportunity to make a share repurchase request prior to any potential termination of our share repurchase program.

For more information about our share repurchase program or to submit a share repurchase request, please contact us by email at MogulReitI@realtymogul.com.

Minimum Investment

The following information supersedes and replaces the first full paragraph on the third cover page of the Offering Circular:

For non-IRA’s and other tax deferred accounts invested online through the Realty Mogul Platform, the minimum investment in our common shares for initial purchases is 100 shares, or $1,000 based on the current per share price. For IRA’s and other tax deferred accounts invested online through the Realty Mogul platform, you must initially purchase at least 1,000 common shares in this offering or $10,000 based on the current per share price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all the applicable provisions of the Internal Revenue Code. For investments made through select RIA custodial platforms, you must initially purchase 2,500 common shares in this offering or $25,000 based on the current per share price. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers. We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts. Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering— Is there any minimum investment required?”

Q:Is there a minimum investment required?

A:Yes.  For non-IRA’s and other tax deferred accounts invested online through the Realty Mogul Platform, you must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share price. For IRA’s and other tax deferred accounts invested online through the Realty Mogul Platform, you must initially purchase at least 1,000 common shares in this offering or $10,000 based on the current per share price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code. For investments made through select RIA custodial platforms, you must initially purchase 2,500 common shares in this offering or $25,000 based on the current per share price. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose the new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect. Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe  — Minimum Purchase Requirements”

Minimum Purchase Requirements

For non-IRA’s and other tax deferred accounts invested online through the Realty Mogul Platform, you must initially purchase at least 100 common shares in this offering, or $1,000 based on the current per share price. For IRA’s and other tax deferred accounts invested online through the Realty Mogul Platform, you must initially purchase at least 1,000 common shares in this offering or $10,000 based on the current per share price. You should note that an investment in our shares will not, in itself create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code. For investments made through select RIA custodial platforms, you must initially purchase 2,500 common shares in this offering or $25,000 based on the current per share price. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be of at least 100 common shares in this offering, or $1,000 based on the current per share price. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan. In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase. Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial ones.

The following information supplements the section of the Offering Circular captioned “How To Subscribe”

Purchase of Shares Via Select RIA Custodial Platforms

With respect to any investor who elects to purchase shares via select RIA custodial platforms, our Sponsor has agreed to pay all custodial fees charged by such independent custodian, up to the then current market rates for such custodial fees and up to a reasonable amount at the Sponsor’s discretion.

Portfolio Update

 The following information supersedes and replaces the second paragraph of the section of the Offering Circular captioned “Plan of Operation—Acquisition of Hanford Center Bridge Financing—Hanford, CA”:

We acquired the Bridge Loan from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $1,900,000, which represents the principal amount. RMCC sold the investment on the same day it was originated and therefore there was no accrued but unpaid interest as of the purchase date. The acquisition was funded with the proceeds from the payoff of the Garden Grove Loan. The Bridge Loan has a floating interest rate of 8.5% plus one-month LIBOR (with a floor LIBOR rate of 1.00%. which equates to a minimum interest rate of 9.5%. The term of the loan is 18 months with one six-month extension which may be exercised by the borrower if all conditions to extend are met.